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                            October 11, 2022

       Hiranda Donoghue
       General Counsel
       MasterBrand, Inc.
       520 Lake Cook Road, Suite 300
       Deerfield, Illinois

                                                        Re: MasterBrand, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10
                                                            Filed on September
29, 2022
                                                            CIK No. 0001941365

       Dear Hiranda Donoghue:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement filed September 29, 2022

       Reasons for the Separation, page 49

   1. We note your response to our prior comment 5. Please expand your discussion on the
                                                        "unique operating
needs" of each company. Explain in detail the decision to separate now as opposed to any other
time and the reasons underlying the chosen timing.
              You may contact SiSi Cheng at (202) 551-5004 or Claire Erlanger at (202) 551-3301 if
       you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.
 Hiranda Donoghue
MasterBrand, Inc.
October 11, 2022
Page 2

                                     Sincerely,
FirstName LastNameHiranda Donoghue
                                     Division of Corporation Finance
Comapany NameMasterBrand, Inc.
                                     Office of Manufacturing
October 11, 2022 Page 2
cc:       Samir Gandhi
FirstName LastName